SEGALL BRYANT & HAMILL TRUST

(the “Trust”)

PLAN PURSUANT TO RULE 18f-3 FOR OPERATION OF

A MULTI-CLASS SYSTEM

Authorized: August 21, 2007,
as amended effective December 8, 2023

I. INTRODUCTION

On February 23, 1995, the Securities and Exchange Commission (the “Commission”) promulgated Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits the creation and operation of a multi-class distribution structure without the need to obtain an exemptive order under Section 18 of the 1940 Act. Rule 18f-3, which became effective on April 3, 1995, requires an investment company to file with the Commission a written plan specifying all of the differences among the classes, including the various services offered to shareholders, the different distribution arrangements for each class, the methods for allocating expenses relating to those differences and any conversion features or exchange privileges. From October 11, 1993 to September 30, 1995, the Trust operated a multi-class distribution structure pursuant to an exemptive order granted by the Commission on June 22, 1993. The Trust discontinued this multi-class distribution structure and reverted to a single class distribution structure on October 1, 1995. The plan pursuant to Rule 18f-3 (“Plan”) for operation of a multi-class system presented herewith would be applicable to each investment portfolio (each, a “Fund”) of the Trust. Unless otherwise determined by the Board, each future Fund will have the right to issue multiple classes of shares in accordance with this Plan.

II. ATTRIBUTES OF CLASSES

A.                Generally

Equity Funds

The Trust may offer two classes of shares – Retail Shares and Institutional Shares -- in the funds listed on Schedule A and designated as “Equity Funds” (each an “Equity Fund” and collectively, the “Equity Funds”).

       Fixed Income Funds

The Trust initially may offer two classes of shares – Retail Shares and Institutional Shares -- in the funds listed on Schedule A and designated as “Fixed-Income Funds” (each a “Fixed Income Fund” and collectively, the “Fixed Income Funds”, and collectively with the Equity Funds, each a “Fund” and collectively, the “Funds”).

In general, shares of each class shall be identical except for different expense variables (which will result in different returns for each class) and certain related rights. More particularly, the Retail Shares and the Institutional Shares of each Fund shall represent interests in the same portfolio of investments of the particular Fund, and shall be identical in all respects, except for: (a) the impact of (i) the Shareholder Services Plan adopted by the Trust effective May 1, 2019, and (ii) any other incremental expenses identified from time to time that should be properly allocated to one class so long as any changes in expense allocations are reviewed and approved by a vote of the Trust’s Board of Trustees, including a majority of the independent Trustees; (b) the fact that the Retail Shares and Institutional Shares shall vote separately on any matter submitted to holders of the Retail Shares or the Institutional Shares that pertains exclusively to the class expenses borne by that class, respectively; (c) investment minimums for such class, (d) offerees of such class, (e) the exchange privileges of such class; and (f) the designation of each class of shares.

B.                 Distribution Arrangements, Expenses and Sales Charges

Retail Shares

Retail Shares of the Funds shall be offered to the general public. The primary distribution channels will continue to be direct with the Fund’s transfer agent or through financial intermediary platforms which offer Retail Shares at no-transaction fees to investors and their advisors.

Institutional Shares

Institutional Shares shall be offered directly to investors meeting the investment requirements and through financial intermediaries including, but not limited to, broker-dealers, retirement plans, bank trust departments, and financial advisers who offer Transaction Fee platforms or equivalent programs that are designed for institutional type investors or intermediaries. Investors including, but are not limited to, individuals, corporations, retirement plans, public plans, and foundations/endowments would also be eligible for this share class. The investment minimum is currently set at $250,000, although direct investors and intermediaries would be able to aggregate their client’s purchases in meeting this minimum. There are also specific exemptions that the Trust’s Board of Trustees

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have approved which are detailed in the current registration statement. The investment minimum may be reduced or increased from time to time by a vote of the Trust’s Board of Trustees.

C.                 Exchange Privileges

Retail shareholders would be allowed to exchange Retail shares for Institutional shares if they meet the criteria for Institutional Shares. In the event a shareholder account balance within the Institutional Class falls below the minimum due to redemptions, a letter may be sent advising the shareholder to bring the value of the shares held in the account up to the minimum. If action is not taken within a reasonable time period of the written notice, the shares held in the account may be exchanged to the Retail Class.

D.                Methodology for Allocating Expenses Among Classes

Class-specific expenses of a Fund shall be allocated to the specific class of shares of that Fund. Non-class-specific expenses of a Fund shall be allocated in accordance with Rule 18f-3(c) under the 1940 Act.

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Rule 18f-3 Plan

SCHEDULE A

Authorized: August 21, 2007,
as amended December 8, 2023

Equity Funds	Class(es)
Segall Bryant & Hamill Small Cap Value	Retail, Institutional
Segall Bryant & Hamill Small Cap Growth Fund	Retail, Institutional
Segall Bryant & Hamill Small Cap Core Fund	Retail, Institutional
Segall Bryant & Hamill All Cap Fund	Retail, Institutional
Segall Bryant & Hamill Emerging Markets Fund	Retail, Institutional
Segall Bryant & Hamill International Small Cap Fund	Retail, Institutional
Segall Bryant & Hamill International Equity Fund	Retail, Institutional
Segall Bryant & Hamill Global All Cap Fund	Retail, Institutional

Fixed Income Funds	Class(es)
Segall Bryant & Hamill Short Term Plus Fund	Retail, Institutional
Segall Bryant & Hamill Plus Bond Fund	Retail, Institutional
Segall Bryant & Hamill Quality High Yield Fund	Retail, Institutional
Segall Bryant & Hamill Municipal Opportunities Fund	Retail, Institutional
Segall Bryant & Hamill Colorado Tax Free Fund	Retail, Institutional
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